SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                         __________________________

                               SCHEDULE 14D-9
                             (Amendment No. 6)

                   Solicitation/Recommendation Statement
                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934
                         __________________________

                          CLARK EQUIPMENT COMPANY
                         (Name of Subject Company)

                          CLARK EQUIPMENT COMPANY
                    (Name of Person(s) Filing Statement)

                  Common Stock, Par Value $7.50 Per Share
         (Including the Associated Preferred Stock Purchase Rights)
                       (Title of Class of Securities)

                                181396 10 2
                   (CUSIP Number of Class of Securities)

                          Bernard D. Henely, Esq.
               Vice President, General Counsel and Secretary
                          Clark Equipment Company
                         100 North Michigan Street
                         South Bend, Indiana 46634
                               (219) 239-0100
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                  Copy to:

                        William F. Wynne, Jr., Esq.
                                White & Case
                        1155 Avenue Of The Americas
                          New York, New York 10036
                               (212) 819-8200

This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 dated April 12, 1995 (the "Schedule 14D-9"), of Clark Equipment Company, a Delaware corporation (the "Company") filed in connection with the tender offer made by CEC Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Ingersoll-Rand, a New Jersey corporation ("Ingersoll-Rand") to purchase all of the outstanding shares of Common Stock, $7.50 par value (the "Common Stock"), and the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement dated March 10, 1987, as amended and restated as of August 14, 1990, and as amended as of April 10, 1995 (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent"). Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.


Item 8.   Additional Information to be Furnished.

     Item 8 is hereby amended and supplemented by adding thereto the following:

     On May 15, 1995, Ingersoll-Rand issued a press release announcing that it has sold the assets of its domestic Paving Equipment Business to Champion Road Machinery Limited of Canada. The full text of the press release is set forth in Exhibit 23 and is incorporated herein by reference.


Item 9.   Material to be Filed as Exhibits.

     Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit 23 -- Press release issued by Ingersoll-Rand on May 15, 1995.

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                         CLARK EQUIPMENT COMPANY

                         By:  /s/ Bernard D. Henely
                              ---------------------------
                              Name:  Bernard D. Henely
                              Title:   Vice President and
                                       General Counsel


Dated:  May 15, 1995

                               EXHIBIT INDEX
                               -------------


Exhibit No.    Description
__________     __________

23        Press release issued by Ingersoll-Rand on May 15, 1995.

                                                                 EXHIBIT 23
             INGERSOLL-RAND SELLS ITS PAVING EQUIPMENT BUSINESS


     Woodcliff Lake, New Jersey (May 15, 1995) -- Ingersoll-Rand Company

today announced that it has sold its domestic Paving Equipment Business to

Champion Road Machinery Limited of Canada.  Ingersoll-Rand informed the

Department of Justice of such transaction and is submitting the relevant documents to the Justice Department in connection with its review of

Ingersoll-Rand's purchase of all of the outstanding common shares of Clark

Equipment Company.

     As previously announced, Ingersoll-Rand's tender offer for shares of

Clark is scheduled to expire at 5:00 P.M. New York City time on Friday, May

19, 1995.